Exhibit (a)(8)

EMAIL COMMUNICATION REPORTING RESULTS TO TENDERING
OPTIONHOLDERS

     Dear Optionholder:

     On behalf of Stratex Networks, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options (the “Options”) granted under the Digital Microwave Corporation 1994 Stock Incentive Plan (the “1994 Plan”), the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan (the “1996 Plan”), the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan (the “1998 Plan”), the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan (the “1999 Plan”), the Stratex Networks, Inc. 2002 Stock Incentive Plan (the “2002 Plan”) and all other stock option or incentive plans assumed by the Company in connection with a merger, acquisition or other similar transaction (the “Legacy Plans”) for replacement options the Company will grant under same stock incentive plan under which the tendered options were originally granted (the “Replacement Options”). Notwithstanding the foregoing, Replacement Options intended to replace options issued under Legacy Plans shall be granted under the 2002 Plan. All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s offer to exchange dated June 23, 2003 (the “Offer of Exchange”).

     The Offer expired at 5:00 p.m., Pacific time, on July 25, 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of           shares of Common Stock and canceled all such Options.

     The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

     In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a Replacement Option under the Plan for a lesser number of shares of Common Stock determined in accordance with the exchange ratios set forth in the Offer, as adjusted for any stock splits, stock dividends and similar events. The terms and conditions of the Replacement Option are described in the Offer and include the following:

•	The per share exercise price under the Replacement Option will equal the last reported sale price of the Common Stock on the Nasdaq National Market on the

date the Company grants the Replacement Option;

•	Both vested and unvested options under the cancelled options will be subject to vesting under the Replacement Options. With the exception of a Replacement Option that replaces a Six Months Prior Option, the Replacement Option will vest over a two-year period with one half of the shares vesting on the first anniversary of the grant date and an additional 1/12th of the remaining shares vesting on each monthly anniversary of the grant date thereafter. A Replacement Option that replaces a Six Months Prior Option will vest over a four-year period with one quarter of the shares vesting on the first anniversary of the grant date and an additional 1/36th of the remaining shares vesting on each monthly anniversary of the grant date thereafter; and

•	With the exception of a Replacement Option that replaces a Six Months Prior Option, the Replacement Option will have a term equal to the lesser of the original term of the option and five years; provided, however, that the term of the Replacement Option will be no less than four years. A Replacement Option that replaces a Six Months Prior Option will have a term of seven years.

     In accordance with the terms of the Offer, the Company will grant you the Replacement Option on a date determined by the board of directors, anticipated to be no earlier than January 29, 2004. At that time, as described in the Offer to Exchange, you will receive a Replacement Option agreement executed by the Company.

     In accordance with the terms of the Offer, you must be an employee of the Company or one of its Participating Subsidiaries from the date you tendered options through the Replacement Option grant date in order to receive your Replacement Option. If you do not remain an employee, you will not receive a Replacement Option or any other consideration for the Options tendered by you and canceled by the Company.

     If you have any questions about your rights in connection with the grant of a Replacement Option, please call the Stock Administrator, at (408) 944-1727.

     Attachment

Attachment

Option Grant Date	No. of Option Shares

3